UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Quad Graphics, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
747301109
(CUSIP Number)
August 06, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 747301109

1	NAME OF REPORTING PERSON WILLIAM H. MILLER IV I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,000
	6	SHARED VOTING POWER 2,835,805
	7	SOLE DISPOSITIVE POWER 13,000
	8	SHARED DISPOSITIVE POWER 2,835,805
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,848,805 William H. Miller IV directly and personally owns 13,000 shares of class A common stock. He is also deemed to be the control person and beneficial owner of 2835805 shares of class A common stock owned by clients of Miller Value Partners, LLC, a registered investment adviser.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.32%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 747301109

1	NAME OF REPORTING PERSON Miller Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2204753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,835,805
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,835,805
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,848,805 William H. Miller IV directly and personally owns 13,000 shares of class A common stock. He is also deemed to be the beneficial owner of
2,835,805 shares of class A common stock owned by clients of Miller Value Partners, LLC, a registered investment adviser.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.32%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 747301109
ITEM 1(a).	NAME OF ISSUER: Quad Graphics, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: N61 W23044 Harrys Way, Sussex, Wisconsin 53089-3995
ITEM 2(a).	NAME OF PERSON FILING: WILLIAM H. MILLER IV Miller Value Partners, LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 50 S. Lemon Avenue #302 Sarasota, Florida 34236
ITEM 2(c).	CITIZENSHIP: USA Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock
ITEM 2(e).	CUSIP NUMBER: 747301109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
2,848,805 William H. Miller IV directly and personally owns 13,000 shares of class A common stock. He is also deemed to be the control person and beneficial owner of 2835805 shares of class A common stock owned by clients of Miller Value Partners, LLC, a registered investment adviser.
(b) Percent of class:
7.32%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
WILLIAM H. MILLER IV : 13,000 Miller Value Partners, LLC : 0
(ii) shared power to vote or to direct the vote:
WILLIAM H. MILLER IV : 2,835,805 Miller Value Partners, LLC : 2,835,805
(iii) sole power to dispose or direct the disposition of:
WILLIAM H. MILLER IV : 13,000 Miller Value Partners, LLC : 0
(iv) shared power to dispose or to direct the disposition of:
WILLIAM H. MILLER IV : 2,835,805 Miller Value Partners, LLC : 2,835,805
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Various accounts managed by Miller Value Partners, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities. No other such account owns more than 5% of the outstanding shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: NA
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: NA
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 747301109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 11 2024
WILLIAM H. MILLER IV
By:
/s/ Christopher Anderson
Name:
Christopher Anderson
Title:
Chief Compliance Officer, Miller Value Partners; for William H. Miller IV, by Power of Attorney attached hereto as Exhibit B

November 13 2024	Miller Value Partners, LLC By: /s/Christopher Anderson Name: Christopher Anderson Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 747301109
Exhibit A

Joint Filing Agreement

Miller Value Partners, LLC (an investment adviser registered under the Investment Advisers Act of 1940) and its control person, William H. Miller IV, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Miller Value Partners, LLC
Date: 11/11/2024
Signature: /s/ Christopher Anderson
Name & Title: Christopher Anderson, Chief Compliance Officer

William H. Miller IV
Date: 11/11/2024
Signature: /s/ Christopher Anderson
Duly authorized under the Power of Attorney effective as of July 23, 2024 (Exhibit B)

CUSIP No.: 747301109
Exhibit B

POWER OF ATTORNEY

Effective as of the date hereof, the undersigned does hereby appoint Christopher B. Anderson, with full power of substitution, with full power and authority to execute such documents and to make such regulatory or other filings and amendments thereto as shall from time to time be required pursuant to the Securities Exchange Act of 1934, as amended, any rules or regulations adopted thereunder, and such other U.S. and non-U.S. laws, rules or regulations as shall from time to time be applicable in respect of the beneficial ownership of securities directly or indirectly attributable to the undersigned. I hereby ratify and confirm all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect only for such time as Christopher B. Anderson shall continue to be an officer of Miller Value Partners, LLC, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at any time by the undersigned in writing.

This Power of Attorney has been executed as of July 23, 2024.

By: /s/ William H. Miller IV